Filed by Telenor ASA

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Commission File No.: 001–14522

The following excerpts are from Telenor ASA’s fourth quarter 2009 interim report published on February 10, 2010, the accompanying slide presentation and additional supplemental financial data posted on Telenor ASA’s website

Management interim report

Telenor’s operations

Unless otherwise stated, the statements below are related to Telenor’s development in the fourth quarter of 2009 compared to the fourth quarter of 2009.

[text omitted]

On 4 October 2009 Telenor and Altimo entered into an agreement to contribute their respective shareholdings in Kyivstar and OJSC VimpelCom in exchange for shares in a new company, VimpelCom Ltd. The arbitration and court proceedings between the parties relating to OJSC VimpelCom and Kyivstar have now been halted or withdrawn without prejudice, pending closing of the transaction. At the time of closing of the transaction, the current arbitration case and all other pending disputes between the parties will be withdrawn. Furthermore, the withdrawal or cancellation and dismissal of the Farimex case, described under Outlook, Risks and Uncertainties, at no cost or loss to Telenor is a condition to closing of the transaction.

Subject to receiving the required regulatory and other approvals, VimpelCom Ltd. has made an offer whereby OJSC VimpelCom shares and ADRs will be exchanged for Depositary Receipts (“DRs”) representing shares in VimpelCom Ltd. (the “Exchange Offer”). Immediately following a successful completion of the Exchange Offer, Telenor and Altimo will contribute their respective shareholdings in Kyivstar in exchange for shares in VimpelCom Ltd. The parties expect to complete the proposed Exchange Offer and the other related transactions by mid-2010, following which VimpelCom Ltd. intends to delist OJSC VimpelCom from the New York Stock Exchange.

Upon completion of both the Exchange Offer and the contribution of Kyivstar shares, Telenor will hold a 38.84% economic ownership in VimpelCom Ltd., while Altimo’s economic ownership will be 38.46% and the remaining 22.70% will be free float, assuming 100% acceptance of the Exchange Offer.

VimpelCom Ltd. is incorporated in Bermuda, is headquartered in the Netherlands, and will be listed on the New York Stock Exchange.

Additional Information related to the Exchange Offer

In connection with the Exchange Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom, VimpelCom Ltd. has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus and related Exchange Offer acceptance materials, to register shares of VimpelCom Ltd. in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom American Depositary Shares held by all holders, wherever located. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus), and any other documents relating to the Exchange Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related Exchange Offer acceptance materials, and other relevant documents filed with the SEC in respect of the Exchange Offer, can be obtained at the SEC’s website at www.sec.gov or from VimpelCom Ltd. at its website at www.vimpelcomlimited.com.

[text omitted]

CENTRAL AND EASTERN EUROPE

Kyivstar – Ukraine

	4th quarter		Year
(NOK in millions)	2009	2008	2009	2008
Revenues
Subscription and traffic	1 512	2 748	6 839	10 607
Interconnect revenues	478	739	1 887	2 911
Other mobile revenues	39	12	150	171
Non-mobile revenues	51	54	171	145

Total revenues	2 080	3 553	9 047	13 834

EBITDA before other items	1 057	1 808	5 076	8 058
Operating profit	669	1 169	3 608	6 077

EBITDA before other items/Total revenues (%)	50,8	50,9	56,1	58,2
Capex	231	866	1 016	2 096
No. of subscriptions (in thousands):
- Change in quarter / Total	(263)	75	22 022	23 531
ARPU - monthly (NOK)	30	50	32	48
Exchange rate			0,7807	1,0794

The figures for Kyivstar are included under associated companies. At the end of the fourth quarter of 2009 Telenor’s ownership interest in Kyivstar was 56.5%. The Kyivstar figures in this interim report are unaudited.

•	Kyivstar maintained its position as the market leader in Ukraine, with an estimated revenue market share of around 50%.

•

The number of subscriptions decreased by 263,000 during the quarter mainly due to churn of summer tourists and churn in the youth segment. Retention activities launched in the youth segment have contributed to stabilised churn over the last two quarters of 2009. The estimated subscription market share remained stable at around 40%.

•	ARPU in local currency decreased by 8%, mainly reflecting the current macroeconomic situation, however compared to the previous quarters this year, ARPU remained stable.

•

Total revenues in local currency decreased by 11% primarily due to lower ARPU and the decrease in subscription base. This was slightly offset by the reversal of a portion of the one-time corrections made to interconnect revenues in the third quarter.

•	Despite the revenues decline, Kyivstar managed to maintain a strong EBITDA margin.

•

Capital expenditure in the fourth quarter was mainly spent on capacity upgrades. Compared to last year there was a decrease in investments as a result of adjusting network investments to subscription and traffic development.

[text omitted]

TRANSACTIONS WITH RELATED PARTIES

For detailed information on related party transactions refer to Note 33 in Telenor’s Annual Report for 2008. In addition to transactions described in the Annual Report the following new significant related party transactions occurred in 2009:

•

On 1 June 2009, the extraordinary general meeting of shareholders (EGMS) of Kyivstar approved total dividends of UAH 4.6 billion (approximately NOK 3.8 billion) for the fiscal years 2006 and 2007. Telenor’s share of the dividends of NOK 2.1 billion was received as of 30 June 2009.

•

On 1 September 2009, the EGMS of Kyivstar approved total dividends of UAH 1.9 billion (approximately NOK 1.4 billion) for the fiscal year of 2008, of which Telenor has received its appropriate share as of 31 December 2009. The dividend distributed was a proportion of total profit of UAH 5.1 billion for the fiscal year of 2008.

•	On 17 December 2009, the EGMS of VimpelCom approved total dividends of USD 323 million for the first nine months of 2009 of which Telenor has received NOK 500 million as of 31 December 2009.

OUTLOOK FOR 2010

[text omitted]

VimpelCom

Farimex Products, Inc - Telenor East Invest et.al.

On 2 March 2009, the Eighth Arbitrazh Appellate Court in Omsk handed down a ruling, holding Telenor East Invest liable for USD 1.73 billion in damages as a result of a claim by Farimex Products Inc. According to Russian rules, the ruling was immediately effective and enforceable. The ruling was appealed to the Court of the West Siberia District, Tyumen (the Tyumen Court).

On 12 March 2009, Telenor East Invest obtained confirmation that 15,337,854 of its shares in VimpelCom had been arrested by enforcement officers.

On 12 May 2009, Telenor East Invest filed a motion with the Moscow Arbitrazh Court seeking to nullify the 27 April ruling in the Federal Service of Enforcement Officers (the “Bailiff’s Service”) imposing an enforcement fee of USD 121.0 million on Telenor East Invest and to suspend the enforcement on that ruling until such motion could be heard. On 17 July, 2009, the Moscow Arbitrazh Court denied Telenor’s motion. On 15 October 2009, the appellate court denied Telenor’s appeal.

On 7 July 2009, Telenor filed a motion within the Moscow Arbitrazh Court to halt the transfer of the assignment to sell Telenor’s shares in VimpelCom to Rosimuschestvo (The Federal Property Management Agency). On 28 July 2009, the Moscow Arbitrazh Court denied Telenor’s motion. On 6 October 2009, the appellate court in Moscow denied Telenor’s appeal.

On 30 September 2009, the Tyumen Court, adjourned the hearing of Telenor East Invest AS’s appeal of the ruling of the Eighth Arbitrazh Appellate Court in Omsk holding Telenor East Invest liable for USD 1.73 billion in damages as a result of a claim by Farimex Products, Inc. The hearing was postponed until 24 March 2010.

Based on the advice of our Russian lawyers, we believe Farimex’s claims lack merit and that Telenor East Invest has strong legal defences to such claims and are therefore of the opinion that it is more likely than not that this case would not have a material adverse effect on the financial position of the Group, and accordingly no provision has been made for any liability or loss of shares in these financial statements.

DISCLAIMER

This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section ‘Outlook for 2010’ contains forward-looking statements regarding the Group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements.

[text omitted]

NOTE 1 – GENERAL ACCOUNTING PRINCIPLES

Telenor (the Group) consists of Telenor ASA (the Company) and its subsidiaries. Telenor ASA is a limited company, incorporated in Norway. The condensed consolidated interim financial statements consist of the Group and the Group’s interests in associated companies and joint ventures. As a result of rounding difference, numbers or percentages may not add up to the total.

From 1 January 2005, as required by the European Union’s IAS Regulation and the Norwegian Accounting Act, the Company has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to “IFRS” hereafter should be construed as references to IFRS as adopted by the EU.

These interim condensed consolidated financial statements for the year ending 31 December 2009 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Telenor’s Annual Report 2008.

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Group’s Annual Financial Statements for the year ended 31 December 2008, except for the adoption of new standards and interpretations as of 1 January 2009 noted below.

[text omitted]

NOTE 2 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

[text omitted]

[Kyivstar was deconsolidated and accounted for as an associated company from 29 December 2006. From the fourth quarter of 2007 Kyivstar resumed its financial reporting to Telenor. Kyivstar’s figures are reflected in the line “Profit (loss) from associated companies”.] As of 31 December 2009, Telenor’s assessment is that corporate governance and control has still not been sufficiently restored in Kyivstar. Significant influence still exists and Kyivstar continues to be accounted for as an associated company.

[text omitted]

NOTE 6 – EVENTS AFTER THE REPORTING PERIOD

On 13 January 2010, the EGMS of Kyivstar approved additional dividends of UAH 0.8 billion (approximately NOK 0.5 billion) for the fiscal year of 2008, of which Telenor will receive its appropriate share by 28 February 2010. The dividend distributed is a proportion of total net profit of UAH 5.1 billion for the fiscal year of 2008.

On 9 February 2010, VimpelCom Ltd. launched an exchange offer to all shareholders of OJSC VimpelCom, whereby OJSC VimpelCom shares and ADRs will be exchanged for depositary receipts (DRs) representing shares in VimpelCom Ltd. The offer and contemplated transaction is further described under “Telenor’s operations” on page 2.

NOTE 7 – SEGMENT TABLE AND RECONCILIATION OF EBITDA BEFORE OTHER INCOME AND EXPENSES

Fourth quarter

	Total revenues			of which internal		EBITDA before other income and expenses				EBITDA				Operating profit (loss)
(NOK in millions)	2009	2008	Growth	2009	2008	2009	Margin	2008	Margin	2009	Margin	2008	Margin	2009	Margin	2008	Margin

Kyivstar -Ukraine	2 080	3 553	(41.5%)	8	10	1 057	50.8%	1 808	50.9%	965	46.4%	1 897	53.4%	669	32.2%	1 169	32.9%

Kyivstar reclassified as associated company	2 072	3 543				1 057		1 808		965		1 897		669		1 169

The operations for the year

	Total revenues			of which internal		EBITDA before other income and expenses				EBITDA				Operating profit (loss)				Total assets as of
(NOK in millions)	2009	2008	Growth	2009	2008	2009	Margin	2008	Margin	2009	Margin	2008	Margin	2009	Margin	2008	Margin	2009	2008

Kyivstar - Ukraine	9 047	13 834	(34.6%)	25	31	5 076	56.1%	8 058	58.2%	5 022	55.5%	8 088	58.5%	3 608	39.9%	6 077	43.9%	7 896	15 173

Kyivstar reclassified as associated company	9 022	13 803				5 076		8 058		5 022		8 088		3 608		6 077		4 070	7 810

*)	The segment profit is EBITDA before other income and expenses

[text omitted]

The presentation of Telenor ASA’s fourth quarter 2009 interim report also included a spreadsheet which contained the following additional information for the fourth quarter of 2009:

•	Mobile revenues from company’s subscriptions: NOK 1,990 million

•	Total mobile revenues: NOK 2,029 million

•	Other income and expenses: NOK 92 million (loss)

•	Depreciation and amortisation: NOK 291 million

•	Impairment losses: NOK 5 million

•	Operating profit: NOK 669 million, of which impairment losses of Telenor’s net excess values was NOK 3 million

•	Number of mobile subscriptions: 22,022,000, of which prepaid: 20,286,000

•	Average traffic minutes per subscription per month (AMPU) in the quarter: 214

•	Average revenue per subscription per month (ARPU) in the quarter: NOK 30, of which NOK 99 were contract and NOK 24 were prepaid

Telenor – Fourth Quarter 2009 Jon Fredrik Baksaas, President and CEO 7

Disclaimer
The following presentation is being made only to, and is only directed at, persons to whom such presentation may lawfully be communicated (’relevant persons’). Any person who is not a relevant person should not act or rely on this presentation or any of its contents. Information in the following presentation relating to the price at which relevant investments have been bought or sold in the past or the yield on such investments cannot be relied upon as a guide to the future performanc
e of such investments. This presentation does not constitute an offering of securities or otherwise constitute an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire securities in any company within the
Telenor Group. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about, and observe, such restrictions.
This presentation contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section ‘Outlook for 2009’ contains forward-looking statements regarding the Telenor Group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements.
On 4 October 2009 Telenor and Altimo entered into an agreement to contribute their respective shareholdings in Kyivstar and OJSC VimpelCom in exchange for shares in a new company, VimpelCom Ltd. The arbitration and court proceedings between the parties relating to OJSC VimpelCom and Kyivstar have now been halted or withdrawn without prejudice, pending closing of the transaction. At the time of closing of the transaction, the current arbitration case and all other pending disputes between the parties will be withdrawn. Furthermore, the withdrawal or cancellation and dismissal of the
Farimex case, described under Group Overview, Risks and Uncertainties, at no cost or loss to Telenor is a condition to closing of the transaction.
Subject to receiving the required regulatory and other approvals, VimpelCom Ltd. has made an offer whereby OJSC
VimpelCom shares and ADRs will be exchanged for Depositary Receipts ("DRs") representing shares in VimpelCom Ltd.
(the "Exchange Offer"). Immediately following a successful completion of the Exchange Offer, Telenor and Altimo will contribute their respective shareholdings in Kyivstar in exchange for shares in VimpelCom Ltd. The parties expect to complete the proposed Exchange Offer and the other related transactions by mid-2010, following which VimpelCom Ltd.
intends to delist OJSC VimpelCom from the New York Stock Exchange. Upon completion of both the Exchange Offer and the contribution of Kyivstar shares, Telenor will hold a 38.84% economic ownership in VimpelCom Ltd., while Altimo's economic ownership will be 38.46% and the remaining 22.70% will be free float, assuming 100% acceptance of the
Exchange Offer. VimpelCom Ltd. is incorporated in Bermuda, is headquartered in the Netherlands, and will be listed on the
New York Stock Exchange.

Revenues (NOKm) and EBITDA%
EBITDA and capex (NOKm)
Q4 2009
Kyivstar – Ukraine
Organic growth assuming fixed currency, adjusted for
acquisitions and disposals.
EBITDA and EBITDA margin before other items
- 11%
-
11%
Organic revenue / EBITDA growth YoY
• 263k net subscriber loss driven by
churn in youth segment
• Reached 150k internet modems
• Slight increase in quarterly revenues
and ARPU in local currency from Q1
• OCF margin above 40% despite
revenue decline
• Local currency stable in Q4
2 366
1 808
1 370
1 436
1 213
1 057
486
866
231
296
248
241
Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09
EBITDA CAPEX
3 839
3 553
2 348
2 419
2 200
2 080
62%
51%
58%
59%
51%
55%
Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09

Q4 2009
Changes in revenues and EBITDA
-11.3% -41.5% Kyivstar
Organic Reported
Organic growth YoY in fixed currency and adjusted for
acquisitions and disposals. EBITDA before other items.
-10.5% -41.2%
Organic Reported
Revenues EBITDA

11 Q4 2009 Net debt in partly owned subsidiaries Kyivstar 56.5% (836) (1 470) (6 258) (NOKm) Q4 2009 Q3 2009 Q4 2008

12 Mobile operations ARPU development (USD) Kyivstar FX as of 31.12.2009 5,8 5,9 4,8 5,2 5,3 5,4 Q308 Q408 Q109 Q209 Q309 Q409

13 Kyivstar MoU APPM (USD) Mobile operations MoU/APPM development FX as of 31.12.2009 168 169 154 166 187 214 0,03 0,03 0,03 0,03 0,03 0,03 Q308 Q408 Q109 Q209 Q309 Q409

14 Mobile operations ARPU development (local currency) Kyivstar (UAH) 47 47 39 42 42 43 Q308 Q408 Q109 Q209 Q309 Q409

15 Mobile operations MoU/APPM development Kyivstar MoU APPM (local currency) 168 169 154 166 187 214 0,20 0,22 0,25 0,25 0,28 0,28 Q308 Q408 Q109 Q209 Q309 Q409

Important Additional Information

In connection with the U.S. offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the United States Securities and Exchange Commission ( the “SEC”) a registration statement on Form F-4, which includes a preliminary prospectus and related U.S. offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by American depositary receipts (“DRs”)) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the preliminary prospectus) and any other documents relating to the U.S. offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the preliminary prospectus and related U.S. offer acceptance materials and other relevant documents filed with the SEC in respect of the U.S. offer, can be obtained at the SEC’s website at www.sec.gov. The preliminary prospectus and related U.S. offer acceptance materials are being mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the preliminary prospectus and related U.S. offer acceptance materials that are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Russian offer if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Telenor ASA’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of OJSC VimpelCom or Closed Joint Stock Company “Kyivstar G.S.M.” may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Telenor ASA expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.